CODE OF BUSINESS CONDUCT AND ETHICS
(Amended May 13, 2025)

INTRODUCTION

This Code of Business Conduct and Ethics (the "Code") applies to all employees, contractors, consultants, service providers, officers and directors ("Representatives") of Seabridge Gold Inc. and its subsidiaries (collectively the "Company" or "Seabridge"). The Code sets out basic principles and ethical considerations to be followed by all Representatives in order to conduct themselves appropriately in all of their activities on behalf of or relating to the Company. It is the responsibility of any Representative retaining a consultant or contractor to ensure that the consultant or contractor is aware of the contents of the Code and that the consultant or contractor agrees to abide by its provisions, or to comply with substantively similar provisions of its own Code, in its dealings with and on behalf of the Company.

The Company requires high standards of professional and ethical conduct from all Representatives. Our reputation for honesty, integrity and accountability is important for the success of our business.

The Company requires and expects all Representatives at all times to comply and act in accordance with the Code, and the Company is committed to taking prompt action against violations of the Code. Violation of the principles or standards outlined in the Code are grounds for disciplinary action, up to and including termination of employment, engagement, position as an officer, or, in the case of a director, a request for the director's resignation.

Representatives who are in a situation that they believe may violate or lead to a violation of the Code are encouraged to talk to supervisors, managers or other appropriate personnel about the best course of action. Any violation of the Code must be reported promptly to the direct manager or primary contact supervising the reporting Representative or be submitted in accordance with the Company's Whistleblower Policy.

FUNDAMENTAL PRINCIPLES AND REQUIREMENTS

1. Compliance with Laws

The Company will conduct its business in compliance with all laws, regulations and other legal requirements applicable to the Company wherever the Company is carrying on business, including those applicable to the Company's securities and trading in such securities and the requirements of any stock exchange on which the Company's securities are listed.

Representatives shall not commit or condone an illegal act or instruct other Representatives to act illegally on the Company's behalf, shall avoid any situation that could be perceived as improper or unethical and shall not indicate a casual attitude towards compliance with the law.

2. Conflicts of Interest

Representatives shall not engage in any activity, practice or act which conflicts with the interests of the Company and shall avoid placing themselves in positions that may be perceived as conflicts.

A conflict of interest occurs when a Representative places or finds themself in a position where their private or personal interests' conflict with the interests of the Company or have an adverse effect on such Representative's ability to exercise judgment in the Company's best interests or the proper performance of their job.

Any activity that could give rise to a conflict of interest is prohibited unless specifically approved in advance. The person(s) required to give the necessary approval shall depend on the circumstances as determined by the officer of the Company supervising the reporting Representative, except that approval of conflicts of interest of an officer shall only be given by the Board. Representatives shall conduct their business and affairs in a manner that ensures their private or personal interests do not interfere or appear to interfere with the interests of the Company, including conflicts related to personal, financial or other gain. Should conflicts arise, or be perceived to arise, Representatives shall immediately make full disclosure in writing to the Chair or Lead Director or, in the case of an employee, contractor, consultant, or service provider, to their direct manager or primary contact, as applicable. The direct manager or primary contact receiving such a report shall, in turn, report the conflict to the officer of the Company to whom he or she reports. Officers who receive reports of conflicts of interest will discuss the report with the Chair or the Lead Director and, if relevant and required by this Code, refer the matter to the Board for approval of the conduct or conflict.

3. Corporate Opportunities

Business opportunities that a Representative is presented, becomes aware of, or recognizes, as a result of the Representative's work for the Company are opportunities of the Company and may not be taken by a Representative personally unless the Representative, after providing all requested information to the Company concerning the business opportunity, obtains notification from the Chair or Lead Director confirming that the Board has elected not to pursue the opportunity.

If a Representative has any doubt as to whether any activity they are contemplating violates this requirement, they must refer the issue to an officer of the Company who will assess the issue with, if necessary, the advice of legal counsel.

4. Fiscal Integrity and Responsibility

All Representatives shall protect the Company's assets and ensure their efficient use. The Officers and the Board are responsible for establishing and maintaining appropriate internal controls to safeguard Company assets against loss from unauthorized or improper use or disposition.

All Company assets, including funds, equipment, technology, mineral samples and data shall only be used for purposes of the Company's business or other purposes approved by the relevant supervising officer. Company assets may never be used for illegal purposes. Representatives may not use assets of the Company for any unauthorized purpose. Representatives ceasing employment or engagement with the Company shall return to the Company all documents, data and other property belonging to the Company including credit cards, documents and records.

5. Health, Safety and Environment

The Company is committed to providing a safe and healthy working environment and protecting the public interest with standards and programs that meet or exceed industry standards. The Company's operations are to be conducted in a manner that protects the health and safety of our personnel and all people in the communities where the Company operates. See the Company's Health and Safety Policy, Environmental Policy, and Sustainability Policy for further details.

6. Employment Practices

The Company is committed to a workplace environment where personnel are treated with dignity, fairness and respect and that they receive fair wages and equitable compensation. All personnel have the right to work in an atmosphere that provides fair and meritocratic employment opportunities and is free of discriminatory practices and harassment. See the Company's Health and Safety Policy, Respectful Workplace Policy and Program, and Diversity Policy for further details.

7. Human Rights

The Company is committed to respecting the human rights of our representatives, in all of its projects and operations. The recognition of, and respect for, human rights is an essential component of the Company's ethical values and underlies its commitment to ethical business conduct and corporate social responsibility wherever it operates.

The Company has a zero-tolerance policy towards any violations of human rights, freedom of association, the use of forced or child labour, and all forms of modern slavery.

Representatives are expected to act in a manner consistent with the Company's human rights commitments and report any suspected human rights violation associated with our operation or through our supply chain to the Chair or Lead Director.

8. Confidential Information

The business affairs of the Company are confidential and information in respect of the Company's business affairs should not be used by any Representative or disclosed to anyone outside the Company, including family members, except for information that the Company has already made available to the public by publication on its website, in a press release, regulatory filing, or other method of broad dissemination .

In the course of employment or engagement, Representatives may have access to information that is non-public, confidential, privileged, or of value to competitors of the Company or that may be damaging to the Company if disclosed. Representatives may also have access to confidential information of companies with which the Company does business.

Representatives are responsible and accountable for safeguarding and protecting the confidentiality of information to which they get access concerning the Company, including its business activities, exploration results, technical information, data (including sensitive data such as employee data), plans and processes, and corporate opportunities, as well as that of companies having business dealings with the Company. Representatives ceasing employment or engagement with the Company have an ongoing obligation to keep such information confidential.

9. Domestic and Foreign Officials

The Company prohibits bribery of public officials and third parties and requires compliance with all anti-corruption and other applicable laws in the jurisdictions where the Company does business, including, but not limited to, the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (United States) (together, the "Acts").

Such laws make it illegal for any person, in order to obtain or retain an advantage in the course of business, directly or indirectly, to offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a domestic or foreign public official or to any person for the benefit of a public official. Foreign public officials include persons holding a legislative, administrative or judicial position of a foreign state, persons who perform public duties or functions for a foreign state (such as persons employed by boards, commissions or government corporations), officials and agents of international organizations, foreign political parties and candidates for office. Although "facilitated payments" or certain other transactions may be exempted or not illegal under applicable law, the Company's policy is to avoid them. Even the appearance of impropriety in dealing with public officials is improper and unacceptable.

No Representative shall, in pursuit of any act or omission by a public official or of an inducement to influence a public official to act or not act in a manner beneficial to the Company, directly or indirectly give, offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a public official or to any person for the benefit of a public official in contravention of the Acts.

A violation of anti-corruption laws, including the Acts, is a criminal offence, subjecting the Company to substantial fines and penalties and any Representative acting on behalf of the Company to imprisonment and fines.

10. Community Relationships

The Company requires and expects that all Representatives will conduct themselves in a manner aimed at achieving positive relationships with all communities affected by its operations.  Where the activities of the Company may impact the lands and heritage of indigenous people, the Company requires its Representatives, in recognition of indigenous culture and rights, to engage and work in a positive collaboration with those communities.  The Company supports the development of all affected communities and the provision of assistance in the education of, and providing opportunities for employment to, their members.

11. Financial Reporting and Records

The Company endeavours to maintain a high standard of accuracy and completeness in its financial records. These records serve as a basis for managing the Company's business and are required to meet obligations to Representatives, providers, investors and others, as well as for compliance with regulatory, tax, financial reporting and other legal requirements.

Employees of the Company who make entries into business records or who issue regulatory or financial reports, have a responsibility to present fairly all information in a truthful, accurate and timely manner. No Representative shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of the Company.

12. Records Retention

The Company endeavours to maintain all records relating to its operations in accordance with laws and regulations regarding retention of "business records" being files, reports, business plans, receipts, policies and communications, which may include hard copy, electronic recordings, microfiche and microfilm files wherever maintained.

The Company prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where the Company is required by law or government regulation to maintain such records or when it has reason to know of a threatened or pending government investigation or litigation relating to or derived from such records.

13. Information Technology

The Company's information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are the property of the Company and are to be used primarily for business purposes or other purposes approved by the relevant supervising officer.  Representatives ceasing employment or engagement with the Company shall return all items in the systems to the Company, including without limitation, computer hardware and software, databases, and cellular phones.

14. Government Dealings

The Company engages with elected government officials, regulators, political appointees, and their staffs on issues that affect the Company and its operations. This includes meetings with such persons and attendance at political events to discuss or otherwise influence existing, pending, or possible legislation, regulations or other initiatives. Seabridge's dealings with elected government officials, regulators, political appointees, and their staff are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any elected government officials, regulators, political appointees, and their staff or Seabridge.

ADDITIONAL GUIDELINES SPECIFIC TO DIRECTORS AND OFFICERS

1. Promotion of Ethical Workplace

Directors and officers are encouraged to promote ethical behaviour in all things they do and to ensure a healthy, ethical workplace. The directors and officers are expected to engage with employees about ethical behaviours and to provide guidance on their ethical concerns including advising employees on appropriate actions to be taken or behaviours to be followed.

2. Incident Reporting

Directors and officers who are aware of conduct or actions which have failed to meet, or could reasonably be expected not to meet, the principles and standards set out in the Code must report such failure, or anticipated failure, in accordance with the Company's Whistleblower Policy. Violations of this Code are grounds for disciplinary action. These actions can include, but are not limited to, immediate termination of employment, directorship, or contract.

The directors and officers shall not allow any retaliation in respect of reports made in good faith by any employee.

See the Company's Whistleblower Policy, Health and Safety Policy and Respectful Workplace Policy for further details.

3. Waivers

In certain situations, the Board may waive certain provisions of this Code. Any waiver of the provisions of the Code granted to directors or officers will be publicly disclosed to the extent such waiver relates to, in the sole determination of the Board, a material departure from the Code, or as otherwise required by applicable law.

4. Annual Review

Annually, the Company expects each director and officer to review the Code and to satisfy themselves that they have adhered to the stated principles and standards, or if they have failed to do so, to ensure such non-compliance has been reported to the Board. A status report on compliance with the Code will be included in the Company's annual management information circular.

5. No Obligations Created

The Code is a statement of the fundamental principles that govern the conduct of our business and while it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company's articles and by-laws it is not intended to establish any new legally binding obligations. For greater certainty, it is not intended to, and does not in any way, constitute an employment contract or an assurance of continued employment.

6. Review of the Code

The Corporate Governance and Nominating Committee will annually review and reassess the adequacy of this Code and submit any recommended changes to the Board for approval.